Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

September 7, 2012

VIA EDGAR

David L. Orlic, Esq.

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:	Nabi Biopharmaceuticals
Definitive Additional Proxy Soliciting Materials
Filed August 23, 2012
File No. 001-35285

Dear Mr. Orlic:

We are in receipt of the letter dated August 27, 2012 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), pursuant to which the Staff commented on the Definitive Additional Proxy Soliciting Materials (the “Definitive Additional Materials”) filed with the Commission on August 23, 2012 by Nabi Biopharmaceuticals, a Delaware corporation (the “Company”). The responses of the Company to the comments of the Staff are set forth below. For your convenience, each of the Staff’s comments is repeated below in bold and italics immediately preceding the corresponding response.

1. On page 80 of the merger proxy you estimate liquidation expenses of $13.5 million to make provision for existing and known potential claims and liabilities. Please provide us with a reasonably itemized statement of these estimated liquidation expenses.

Response:

The requested itemized statement of estimated liquidation expenses from the Company is attached hereto as Annex A.

2. In two contexts you cite Mangrove’s decision to tender its shares in the issuer tender offer that was completed on July 30, 2012 and the company’s resulting purchase of 2.74 million of Mangrove’s outstanding shares. In each context, please revise your disclosure to explicitly

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provide the full context for such statements and, rather than implying a particular conclusion, clearly state your beliefs and conclusions with respect to Mangrove’s decision to tender its shares at the price that it specified. We note that Mangrove’s price election may have reflected its views as to whether the merger was likely to be approved by other shareholders.

Response:

The Company acknowledges the Staff’s comment but believes that, in the first “context,” the Definitive Additional Materials simply recite two facts to stockholders which a reasonable investor may find material in making its voting decision: first, the belief of Mangrove Partners Fund, L.P. (“Mangrove”), as stated in its definitive proxy materials, that “stockholders can receive a minimum of $1.87 per share [of Company common stock] through an orderly liquidation,” and second, that Mangrove elected to sell 2.74 million of its shares of Company common stock in the Company’s issuer tender offer at $1.68 per share (a price that was not even at the top of the price range provided for in the issuer tender offer) after tendering its entire ownership position at that price.

The Company submits that by stating this information, which had previously been disclosed, in the Definitive Additional Materials, the Company was not attempting to imply any particular conclusion with regard thereto. Moreover, the Company has not arrived at a particular conclusion or belief with respect to these two facts, other than that a sale by Mangrove of its Company shares at $1.68 per share is seemingly inconsistent with the minimum return per share of $1.87 that Mangrove stated it believed could be obtained in an orderly liquidation.

The Company is certainly aware that an investor may contemplate that Mangrove’s decision to tender its shares at a price lower than the minimum liquidation value Mangrove stated it believed could be obtained in an orderly liquidation may be based on Mangrove’s views as to whether the business combination is likely to be approved by the Company’s stockholders. However, the Company is also fully aware that Note d. to Rule 14a-9 prohibits the Company from making claims prior to a stockholder meeting regarding the results of a solicitation. Consequently, the Company purposefully did not express or intend to imply any conclusion in the Definitive Additional Materials regarding the possible rationale of Mangrove for its decision to sell its Company shares at a price below the minimum liquidation value Mangrove stated it believed could be obtained in an orderly liquidation. Further, the Company purposefully did not speculate as to the motives or rationale of Mangrove for any of its actions.

However, to the extent the Staff believes it is appropriate, the Company is willing to revise the Definitive Additional Materials as follows to disclose the Company’s views with respect to the apparent inconsistency between Mangrove’s statements and its actions:

Nabi believes that Mangrove’s position that stockholders could receive a “minimum of $1.87 per share” in an orderly liquidation, and Mangrove’s decision to tender all of its shares into the issuer tender offer at $1.68 per share (a bid price that was not even at the top of the range provided in the issuer tender offer), appear inconsistent. Nabi believes that stockholders may wish to ask Mangrove to explain the apparent inconsistency between Mangrove’s statements and its actions.

The Company believes the same analysis applies with respect to the second “context” in the Definitive Additional Materials and, to the extent the Staff believes it is appropriate, is willing to revise the Definitive Additional Materials in the same manner as set forth above.

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3. Please provide support for your statement that Biota’s shares are “undervalued and thinly traded on the ASX.”

Response:

The Company acknowledges the Staff’s comment. The Company believes that its statement that the shares of Biota Holdings Limited (“Biota”) are thinly traded on the Australian Securities Exchange (the “ASX”) is fully supported by the historic trading volume in Biota’s shares. The average daily trading volume for Biota’s shares on the ASX during the 90 trading days ending on Friday, April 20, 2012, the last trading day prior to the announcement of the proposed business combination, was 227,000 shares. By comparison, the average daily trading volume of the 100 largest companies listed on the ASX during the same period was 4.31 million shares and the average daily trading volume of all of the companies listed on the ASX during the same period was 1.03 million shares, or more than five times the average daily trading volume of Biota’s shares during the same period. Moreover, the average daily trading volume of the 100 largest companies listed on the NASDAQ Global Select Market during the same period was 7.39 million shares and the average daily trading volume of all of the companies listed on the NASDAQ Global Select Market during the same period was 1.09 million shares, again more than five times the average daily trading volume of Biota’s shares during the same period. Therefore, given the foregoing comparative analysis, and specifically the fact that the average daily trading volume of Biota’s shares during the 90 trading days ending on Friday, April 20, 2012 was less than one-fifth of the average daily trading volume of all of the companies listed on the ASX, the Company believes that it is reasonable to characterize Biota’s shares as “thinly traded.” 1/

The belief expressed in the statement that both “Biota’s and Nabi’s boards of directors believe that Biota’s assets are not being fully valued by the Australian capital markets and would be more appropriately valued in the US capital markets” is based on several factors. First, the U.S. capital markets are far larger and far more liquid than the Australian capital markets, including with respect to healthcare and biotech companies. In particular, the aggregate market capitalization of publicly traded biotech companies in the U.S. capital markets is approximately $361.3 billion, which represents approximately 25% of the aggregate market capitalization of all of the companies listed on the ASX. Investors participating in the U.S. healthcare capital markets are numerous, highly experienced and highly sophisticated, with more than 200 funds specializing in and focusing on the healthcare industry, including the biotech industry. The Australian biotech capital markets, on the other hand, constitute only a fraction of the U.S. biotech capital markets in terms of market depth, with a comparatively small number of funds focusing on the biotech industry, and therefore offer only limited opportunities for investor participation and involvement and for companies to raise capital.

Moreover, Biota’s contract with the U.S. Office of Biomedical Advanced Research and Development Authority (“BARDA”), one of Biota’s most significant assets, is part of a U.S. government financed program and subject to U.S. government contracts law, and is thus very similar to other U.S. government programs and contracts involving U.S. public companies that are regularly analyzed and assessed by the U.S. investment community. Specifically, the BARDA contract’s key milestones will be achieved within the U.S. and a major potential end customer is the U.S. government. The Company therefore believes that the value of the BARDA contract is likely most easily understood, evaluated and assessed by U.S. investors, analysts and fund managers with experience in these U.S. government contract matters.

1/	The statistical information set forth in the first two paragraphs of this section is based on the information from S&P Capital IQ, Ipreo Holdings LLC, the NASDAQ Global Select Market and the ASX.

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As a result, given the size, scope, breadth and sophistication of the U.S. biotech capital markets, as well as the fact that one of Biota’s most significant assets is directly connected to the U.S., the Company believes it is reasonable for the boards of directors of Biota and the Company to conclude that U.S. investors, analysts and fund managers would be in a better position than their Australian counterparts to understand Biota’s business and its prospects and thus value Biota’s assets in a manner that the Australian capital markets may not.

*    *    *    *    *

We have been authorized by the Company to advise you that the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (202) 637-5945 or Eun Ah Choi at (202) 637-3622 for any further comments or clarifications. We thank you in advance for your customary courtesy.

Sincerely,

/s/ Joseph E. Gilligan

Joseph E. Gilligan

Partner

Hogan Lovells US LLP

cc:	Raafat E.F. Fahim, Ph.D.

Nabi Biopharmaceuticals

Eun Ah Choi, Esq.

Hogan Lovells US LLP

Annex A

Itemized Statement of Estimated Liquidation Expenses

Change of Control Payments:

Officers	$5,211,899

Employees	691,388

2012 bonus (officers only)	411,789

Total Change of Control Payments	6,315,075

Other:

Employer’s 401(k) match	100,000

Accrued bonus (non-officers)	100,000

Paid leave bank (paid time-off)	100,000

Commercial manufacturing agreement between Nabi Biopharmaceuticals and Diosynth RTP Inc.— cancellation fee	500,000

Maastricht UMC research agreement—clinical trial 4508 final installment	300,000

GSK account balance (service related refund)	100,000

Accrued accounting, Delaware franchise tax, etc.	100,000

Third party transaction costs (including NASDAQ initial listing fees, tender offer, solicitation, proxy printing and mailing fees, etc.)	850,000

Legal fees	800,000

Contingent liabilities (insurance deductible $500,000, storage, etc.)	1,300,000

4,250,000

Three Year Estimated Operating Expenses	A/ 3,000,000

Total Estimated Liquidation Expenses	$13,565,075

Rounded Down (in millions)	$13.5

A/	Includes estimated operating expenses for three years following the stockholders’ approval of a plan of liquidation and dissolution and the filing of a certificate of dissolution with the Secretary of State of the State of Delaware.